THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED. Please execute and return your proxy card according to Wal-Mart Stores, Inc.’s instructions.

May 13, 2013

Dear Wal-Mart Shareholder:

At Wal-Mart’s annual meeting to be held on June 7, 2013, shareholders will have an opportunity to weigh in on improving Wal-Mart’s policy regarding recovery (also referred to as recoupment or clawback) of incentive compensation paid to current and former senior executives who are later found to have violated company policy or committed misconduct detrimental to the company.

Our proposal, Proposal No. 8 (“Request for Annual Report on Recoupment of Executive Pay”), asks Wal-Mart to report annually whether it clawed back pay from senior executives in the previous year and to describe the general circumstances of any recovery. We believe that disclosure would improve accountability to shareholders and enhance the effectiveness of Wal-Mart’s clawback policy, and we urge you to vote FOR the proposal. We are eight institutional investors holding over $3.1 billion in Wal-Mart common stock.

Wal-Mart’s existing clawback policy does not require disclosure of decisions to claw back pay, and SEC rules require disclosure regarding such decisions only as to named executive officers (“NEOs”). In our view, broader disclosure would:

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Foster a corporate culture of compliance and ethical conduct by educating employees about behavioral expectations, setting the “tone at the top,” and reinforcing the company’s ethics and related policies;

•	Discourage future compliance violations by establishing and communicating concrete consequences for misconduct;

•	Increase accountability to shareholders and other stakeholders by informing them about the application of the clawback policy; and

•	Promote alignment between pay and performance by recovering compensation from wrongdoers whose conduct damaged Wal-Mart.

Our proposal respects the important role the Compensation, Nominating and Governance Committee (the “Committee”) plays in decisions regarding clawbacks. The recoupment disclosure policy we seek:

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Would not require Wal-Mart to claw back pay in any particular circumstance, but would only ensure that decisions regarding recovery from senior executives under Wal-Mart’s existing plans and agreements are disclosed; and

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Would give the Committee flexibility to determine the level of detail it provides in the report, taking into account privacy and legal concerns. For example, New York City Comptroller John C. Liu recently reached an agreement with Capital One to adopt a clawback disclosure policy under which Capital One’s board would disclose the aggregate amount of pay recouped from senior executives on a per-event basis, as long as the triggering event has been publicly disclosed by the company.

Wal-Mart argues in its Statement in Opposition to our proposal that the disclosure required under SEC rules is sufficient. We disagree. We believe that the disclosure of clawbacks for a handful of individuals is inadequate for a company with 2.2 million employees and multiple business units and subsidiaries located around the globe. Incentives for senior executives below the NEO level, we think, are particularly important in establishing a culture of compliance and deterring violations, given the more hands-on role such executives play.

May 13, 2013

Disclosure of misconduct-based incentive pay clawbacks takes on additional urgency at Wal-Mart, in our view, because Wal-Mart has been embroiled in several recent controversies:

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The Department of Justice and SEC are investigating whether Wal-Mart violated US law by bribing foreign officials, and Wal-Mart’s own investigation of bribery in Mexico and possible cover-up has broadened to include conduct in India, China and Brazil.

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Wal-Mart is among the companies that have faced scrutiny in recent months in connection with the building collapses and fires in factories located in Bangladesh and Pakistan. For example, Wal-Mart has confirmed that some of its clothing was produced in the Tazreen Fashions factory, where a fire killed 112 Bangladeshi garment workers. Wal-Mart noted in its statement following the fire that one of its contractors had subcontracted work out to Tazreen without authorization from the Company.

Major compliance failures may be costly, both in terms of the direct costs of investigations and penalties, as well as the indirect costs of loss of brand reputation, increased regulatory scrutiny, and the potential barriers to operating in certain markets. As one of the largest multinationals, with operations in 26 countries, Wal-Mart also may face significantly more financial, regulatory, and reputational risks than its smaller competitors. Wal-Mart acknowledges in its most recent 10-K that it faces potentially material risks in non-US markets related to (among other things) legal violations and impediments to expansion. (10-K filed on March 26, 2013, at 18, 20)  International markets are increasingly important to Wal-Mart. (See id. at 20) Wal-Mart also concedes that supplier risks may adversely affect the company’s financial performance. (Id. at 19) Accordingly, we believe shareholders have a compelling interest in monitoring the Committee’s decisions regarding clawbacks for misconduct.

We therefore urge you to VOTE FOR PROPOSAL No. 8.

Sincerely,

UAW Retiree Medical Benefits Trust	Connecticut Retirement Plans and Trust Funds
Illinois State Board of Investment	Amalgamated Bank LongView Funds
First Swedish National Pension Fund	Third Swedish National Pension Fund
Fourth Swedish National Pension Fund	F&C Management, Ltd.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED. Please execute and return your proxy card according to Wal-Mart Stores, Inc.’s instructions.

CONTACT:	Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust
(O): (734) 887-4964
mamiller@rhac.com